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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 9.9% FOR THE MONTH OF AUGUST

Guadalajara, Jalisco, Mexico, September 7, 2017 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of August 2017, compared to traffic figures for August 2016.

During August 2017, total terminal passengers increased 9.9% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 9.2%, while international passenger traffic increased by 10.9%.

Domestic Terminal Passengers (in thousands):

Airport	Aug-16	Aug-17	Change	Jan-Aug 16	Jan-Aug 17	Change
Guadalajara	709.2	810.5	14.3%	4,993.2	5,848.4	17.1%
Tijuana*	443.2	472.8	6.7%	3,236.6	3,452.4	6.7%
Los Cabos	134.3	139.5	3.9%	838.5	992.0	18.3%
Puerto Vallarta	139.5	145.8	4.5%	890.3	968.9	8.8%
Montego Bay	0.9	0.8	-6.6%	5.8	6.0	4.5%
Guanajuato	100.2	118.5	18.3%	714.6	844.3	18.1%
Hermosillo	127.0	133.0	4.7%	974.7	1,017.8	4.4%
La Paz	78.6	76.9	-2.2%	557.9	567.8	1.8%
Mexicali	62.8	63.2	0.6%	459.6	491.8	7.0%
Aguascalientes	46.2	53.4	15.8%	352.0	388.0	10.2%
Morelia	22.0	27.6	25.6%	176.0	219.2	24.5%
Los Mochis	30.8	29.1	-5.5%	222.9	231.3	3.8%
Manzanillo	9.2	8.2	-10.8%	79.1	69.2	-12.5%
Total	1,903.8	2,079.3	9.2%	13,501.2	15,097.2	11.8%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Aug-16	Aug-17	Change	Jan-Aug 16	Jan-Aug 17	Change
Guadalajara	347.7	340.1	-2.2%	2,444.9	2,573.1	5.2%
Tijuana*	133.4	172.9	29.5%	863.0	1,284.6	48.9%
Los Cabos	212.0	254.1	19.9%	2,082.9	2,478.7	19.0%
Puerto Vallarta	142.0	160.1	12.8%	1,963.7	2,218.0	12.9%
Montego Bay	325.2	370.3	13.9%	2,763.8	2,944.4	6.5%
Guanajuato	57.0	57.0	-0.1%	402.8	422.9	5.0%
Hermosillo	5.8	4.5	-21.1%	53.9	43.8	-18.6%
La Paz	0.7	0.7	-1.9%	7.8	7.6	-1.4%
Mexicali	0.5	0.3	-28.0%	3.8	3.8	-0.2%
Aguascalientes	15.4	16.9	9.9%	108.8	118.9	9.4%
Morelia	25.4	26.5	4.3%	184.6	200.4	8.6%
Los Mochis	0.4	0.5	15.7%	3.7	4.4	18.7%
Manzanillo	1.8	1.9	0.9%	61.6	62.0	0.6%
Total	1,267.4	1,405.8	10.9%	10,945.0	12,362.4	13.0%

Total Terminal Passengers (in thousands):

Airport	Aug-16	Aug-17	Change	Jan-Aug 16	Jan-Aug 17	Change
Guadalajara	1,057.0	1,150.6	8.9%	7,438.1	8,421.5	13.2%
Tijuana*	576.6	645.6	12.0%	4,099.6	4,737.0	15.5%
Los Cabos	346.3	393.7	13.7%	2,921.4	3,470.7	18.8%
Puerto Vallarta	281.5	305.9	8.7%	2,854.0	3,186.9	11.7%
Montego Bay	326.0	371.1	13.8%	2,769.5	2,950.4	6.5%
Guanajuato	157.2	175.4	11.6%	1,117.4	1,267.2	13.4%
Hermosillo	132.8	137.6	3.6%	1,028.5	1,061.6	3.2%
La Paz	79.3	77.6	-2.2%	565.7	575.4	1.7%
Mexicali	63.3	63.6	0.4%	463.3	495.6	7.0%
Aguascalientes	61.5	70.3	14.3%	460.7	506.9	10.0%
Morelia	47.4	54.1	14.2%	360.6	419.6	16.4%
Los Mochis	31.2	29.6	-5.2%	226.6	235.7	4.0%
Manzanillo	11.0	10.0	-8.8%	140.7	131.2	-6.8%
Total	3,171.2	3,485.1	9.9%	24,446.2	27,459.6	12.3%

*Passengers in Tijuana who use CBX in both directions are classified as international

Events for the Period:

  Seats and Load Factors: In August 2017, GAP registered an 8.5% increase in the number of seats available compared to August 2016. Load factors for the month increased by 1.1 percentage points, from 81.5% in August 2016 to 82.6% in August 2017.

  New Routes:
o	Guadalajara to Manzanillo: Aeromar
o	Guadalajara to Mexicali: VivaAerobus
o	Mexicali to Monterrey: VivaAerobus

•         Tropical Storm Lidia: Tropical Storm Lidia: Due to Tropical Storm Lidia impacting the Pacific region of Mexico, the Los Cabos, La Paz and Los Mochis airports reported operating impacts from August 30 to September 2. As a result, 13,160 seats that were previously scheduled in August (12,400 for Los Cabos and 760 for La Paz) did not operate, in addition to the 15,980 seats previously scheduled in September (12,600 for Los Cabos, 2,400 for La Paz, and 980 for Los Mochis). The 3 airfields suffered minimal infrastructure damages, and are currently operating at 100%.

•         Hurricane Harvey: At the end of August, Hurricane Harvey impacted the state of Texas, causing airport closures in Houston (Intercontinental and Hobby). To date, this closure has affected 34,400 previously-programmed seats, which were canceled as a result of the weather phenomenon (7 of the Company's airports, which currently operate flights to Houston on a regular basis, were affected).

•         Hurricane Irma: As of the date of this report, this meteorological phenomenon is not expected to affect infrastructure at the Montego Bay airport, however traffic originating from North America will be affected, particularly traffic from the state of Florida.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: September 7, 2017